SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,

Kiryat Weizman, Nes Ziona 74140 Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On October 11, 2005, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K. This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on September 2, 1999 (Registration No. 333-10684).

        This report on Form 6-K is incorporated by reference into the Registrant’s Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 under the Securities Act of 1933, declared effective on June 28, 2000 (Registration No. 333-12076).

        This report on Form 6-K is also incorporated by reference into all other effective registration statements filed by the Registrant under the Securities Act of 1933.

Arel Communications Board of Directors Unanimously Approves
Privatization Plan

ATLANTA – October 11, 2005 – Arel Communications and Software (NASDAQ: ARLC), technology leader in integrated voice, video and web communications for interactive conferencing, collaboration and training applications, today announced that its Board of Directors has unanimously approved a plan to take the Company private that was submitted by Arel’s Audit Committee and Chairman.

Arel has also obtained a fairness opinion for the transaction. The Company will now seek the approval of Arel’s shareholders and the consent of an Israeli court.

As previously announced, the approved plan entails the repurchase of Arel’s shares by the Company from all of its shareholders, at a price of $1.50 per share with Mr. Clayton Mathile and certain directors and officers of the Company remaining as shareholders of Arel. Cetus Corp., an Ohio based investment company controlled by Mr. Mathile, has agreed in principle, subject to reaching definitive terms, to provide the Company with the funding to carry out the proposed plan and for its future operating needs.

If the proposed transaction is effected as proposed, Arel expects to have fewer than 300 shareholders of record. In such case, Arel would terminate the registration of its ordinary shares under the Securities Exchange Act of 1934, as amended, delist its ordinary shares from the Nasdaq SmallCap Market and cease filing reports and other information with the Securities and Exchange Commission (SEC).

No assurance can be given that the proposed transaction, or a similar transaction, will be effected on these or any other terms.

This announcement is neither a solicitation of a proxy nor an offer to purchase, or a solicitation of an offer to sell, ordinary shares of Arel. Arel intends to file a Schedule 13E-3 with the SEC in connection with the special meeting of shareholders which would be held to vote on the proposed plan. All shareholders are urged to read the definitive Schedule 13E-3 when it becomes available and any definitive materials accompanying such Schedule 13E-3 because they will contain important information about the proposed transaction. Shareholders may obtain such documents free of charge when they are available at the Web site maintained by the SEC at www.sec.gov. Arel will also mail a copy of certain definitive materials to its shareholders entitled to vote at the special meeting.

About Arel Communications and Software:

Arel Communications and Software is a leader in conferencing and collaboration solutions. Arel is focused on enhancing communications, facilitating workgroup collaboration and driving productivity in the enterprise. By providing a comprehensive application suite, Arel Spotlight™, for leveraging enterprise networks for rich-media communications, Arel replicates in-person meetings in the online environment. Combining voice, video and data conferencing in one easy-to-use Web-based solution, Arel fosters interactive communications that significantly improve work environments today. Arel’s solution impacts key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management. Allowing geographically dispersed users to work together in groups, attend webinars and panel discussions, participate in training courses, and have one-on-one meetings with customers or colleagues, from virtually anywhere, Arel Spotlight is a powerful tool for critical business communications. For more information, visit www.arelcom.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause results to differ materially from these forward-looking statements include, but are not limited to, the receipt of corporate and third party approvals, obtaining the financing to carry out the proposed plan, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in Arel Communications and Software’s filings with the Securities and Exchange Commission. Arel is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements whether as a result of new information, future events or otherwise.

All trademarks recognized.

Contact:

Media Relations:
Affect Strategies, Inc.
John Taylor, 212-398-9680 x 140
E-mail: john@affectstrategies.com
or
Investor Relations:
Lippert/Heilshorn & Associates
Carolyn Capaccio/Jody Burfening, 212-838-3777
E-mail: ccapaccio@lhai.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: October 11, 2005